Exhibit 99.3

Consent of Expert

We hereby consent to the use of and reference to our name and opinion in the prospectus supplement dated September 1, 2022 to the short form base shelf prospectus forming a part of the Registration Statement on Form F-10 (File No. 333-256822), as amended and supplemented, filed by Uranium Royalty Corp. with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”).

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

/s/ DLA Piper (Canada) LLP
DLA Piper (Canada) LLP

September 1, 2022
Vancouver, Canada